                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

  Beginning   January 1, 1999      and Ending       December 31, 1999
            -------------------                   ---------------------

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                             Ameren Services Company
--------------------------------------------------------------------------------
                        (Exact Name of Reporting Company)


A                        Subsidiary                              Service Company
   -----------------------------------------------------------
                  ("Mutual" or "Subsidiary")

Date of Incorporation      November 4, 1997
                          ------------------
If not Incorporated, Date of Organization
                                           ------------------

State or Sovereign Power under which Incorporated or Organized       Missouri
                                                                   -------------
Location of Principal Executive Offices of Reporting Company         St. Louis
                                                                   -------------
Name, title, and address of officer to whom correspondence concerning this report should be addressed:

 Warner Baxter   Vice President & Controller    One Ameren Plaza, 1901 Chouteau
--------------------------------------------------------------------------------
   (Name)                (Title)                          (Address)


     Name of Principal Holding Company Whose Subsidiaries are served by
       Reporting Company:

                               Ameren Corporation
--------------------------------------------------------------------------------


                                  1 of 28 pages

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                              2 of 28 pages(Blank)

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1.   Time of Filing.
     Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.   Number of Copies.
     Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.   Period Covered by Report.
     The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   Report Format.
     Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.   Money Amounts Displayed.
     All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6.   Deficits Displayed.
     Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, SS210.3-01(c))

7.   Major Amendments or Corrections.
     Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   Definitions.
     Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   Organization Chart.
     The service company shall submit with each annual report a copy of its current organization chart.

10.  Methods of Allocation.
     The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


                                  3 of 28 pages

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

                                           LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                                                         Schedule or        Page
                               Description of Schedules and Accounts                                    Account Number     Number

Comparative Balance Sheet ...........................................................................Schedule I               5
Service Company Property ............................................................................Schedule II              7
Accumulated Provision for Depreciation and Amortization of Service Company Property .................Schedule III             8
Investments .........................................................................................Schedule IV              9
Accounts Receivable from Associate Companies ........................................................Schedule V               9
Fuel Stock Expenses Undistributed ...................................................................Schedule VI             10
Stores Expense Undistributed ........................................................................Schedule VII            10
Miscellaneous Current and Accrued Assets ............................................................Schedule VIII           11
Miscellaneous Deferred Debits .......................................................................Schedule IX             11
Research, Development, or Demonstration Expenditures ................................................Schedule X              11
Proprietary Capital .................................................................................Schedule XI             12
Long-Term Debt ......................................................................................Schedule XII            13
Current and Accrued Liabilities .....................................................................Schedule XIII           14
Notes to Financial Statements .......................................................................Schedule XIV            14
Comparative Income Statement ........................................................................Schedule XV             15
Analysis of Billing - Associate Companies ...........................................................Account 457             16
Analysis of Billing - Nonassociate Companies ........................................................Account 458             17
Analysis of Charges for Service - Associate and Nonassociate Companies ..............................Schedule XVI            18
Schedule of Expense of Department or Service Function ...............................................Schedule XVII           19
Departmental Analysis of Salaries ...................................................................Account 920             20
Outside Services Employed ...........................................................................Account 923             21
Employee Pensions and Benefits ......................................................................Account 926             22
General Advertising Expenses ........................................................................Account 930.1           22
Miscellaneous General Expenses ......................................................................Account 930.2           23
Rents ...............................................................................................Account 931             23
Taxes Other Than Income Taxes .......................................................................Account 408             24
Donations ...........................................................................................Account 426.1           24
Other Deductions ....................................................................................Account 426.5           25
Notes to Statement of Income ........................................................................Schedule XVIII          25
Financial Data Schedule .............................................................................Schedule XIX            26

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                                                                                            Page
     Description of Reports or Statements                                                                                  Number

Organization Chart ........................................................................................................27A-27C
Methods of Allocation .......................................................................................................27D
Annual Statement of Compensation for Use of Capital Billed ..................................................................27



                                  4 of 28 pages

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


                                            ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                             Schedule I - Comparative Balance Sheet

                                                         (In Thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

----------------------------------------------------------------------------------------------------------------
Account                           Assets and Other Debits                                 As of December 31
----------------------------------------------------------------------------------------------------------------
                                                                                    --------------------------
                                                                                       Current         Prior
                                                                                    --------------------------
                                                                                    --------------------------
          Service Company Property

    101   Service company property (Schedule II)                                      $ 62,827       $ 19,098
    107   Construction work in progress (Schedule II)                                    5,721          3,201
                                                                                    --------------------------
              Total Property                                                            68,548         22,299
                                                                                    --------------------------

    108   Less accumulated provision for depreciation and amortization of service
          company property (Schedule III)                                                  953          2,688
                                                                                    --------------------------
              Net Service Company Property                                              67,595         19,611
                                                                                    --------------------------

          Investments

    123   Investments in associate companies (Schedule IV)                                   -              -
    124   Other Investments (Schedule IV)                                                    -              -
    126   Other Special Funds                                                            3,304              -
                                                                                    --------------------------
              Total Investments                                                          3,304              -
                                                                                    --------------------------

          Current and Accrued Assets

    131   Cash                                                                           4,079          1,600
    134   Special deposits                                                                   -              -
    135   Working funds                                                                    285            266
    136   Temporary cash investments (Schedule IV)                                           -              -
    143   Accounts receivable                                                           15,373         17,225
    145   Notes receivable                                                             155,750            950
    146   Accounts receivable from associate companies (Schedule V)                     29,130         22,998
    152   Fuel stock expenses undistributed (Schedule VI)                                    -              -
    154   Materials and supplies                                                             -              -
    163   Stores expense undistributed (Schedule VII)                                      (21)           (21)
    165   Prepayments                                                                      333            141
    174   Miscellaneous current and accrued assets (Schedule VIII)                           -              -
                                                                                    --------------------------
              Total Current and Accrued Assets                                         204,929         43,159
                                                                                    --------------------------

          Deferred Debits

    181   Unamortized debt expense                                                           -              -
    184   Clearing accounts                                                               (111)             -
    186   Miscellaneous deferred debits (Schedule IX)                                       15            489
    188   Research, development, or demonstration expenditures (Schedule X)                  -              -
    190   Accumulated deferred income taxes                                                  -              -
                                                                                    --------------------------
              Total Deferred Debits                                                        (96)           489
                                                                                    --------------------------

                                                                                    --------------------------
              TOTAL ASSETS AND OTHER DEBITS                                           $275,732        $63,259
                                                                                    ===========================






                                                          5 of 28 pages


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


                                            ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                             Schedule I - Comparative Balance Sheet

                                                         (In Thousands)

-----------------------------------------------------------------------------------------------------------------
Account L    Account Liabilities and Proprietary Capital                                 As of December 31
-----------------------------------------------------------------------------------------------------------------
                                                                                    ---------------------------
                                                                                        Current        Prior
                                                                                    ---------------------------
             Proprietary Capital

    201   Common stock issued (Schedule XI)                                                 $ -           $ -
    211   Miscellaneous paid-in-capital (Schedule XI)                                    16,232        16,232
    215   Appropriated retained earnings (Schedule XI)                                        -             -
    216   Unappropriated retained earnings (Schedule XI)                                      -             -
                                                                                    --------------------------
             Total Proprietary Capital                                                   16,232        16,232
                                                                                    --------------------------

          Long-Term Debt

    223   Advances from associate companies (Schedule XII)                                    -             -
    224   Other long-term debt (Schedule XII)                                                 -             -
    225   Unamortized premium on long-term debt                                               -             -
    226   Unamortized discount on long-term debt-debit                                        -             -
                                                                                    --------------------------
             Total Long-Term Debt                                                             -             -
                                                                                    --------------------------

          Current and Accrued Liabilities

    228  Injuries and Damages                                                            (2,028)          195
    232   Accounts payable                                                               31,675        18,114
    233   Notes payable to associate companies (Schedule XIII)                          188,606         2,387
    234   Accounts payable to associate companies (Schedule XIII)                         7,226         8,330
    235  Customer Deposits                                                               12,518           999
    236   Taxes accrued                                                                      75           205
    238   Dividends declared                                                                  -             -
    241   Tax collections payable                                                           128           735
    242   Miscellaneous current and accrued liabilities (Schedule XIII)                   6,056         6,619
                                                                                    --------------------------
             Total Current and Accrued Liabilities                                      244,256        37,584
                                                                                    --------------------------

          Deferred Credits

    253   Other deferred credits                                                         15,244         9,443
    255   Accumulated deferred investment tax credits                                                       -
                                                                                    --------------------------
              Total Deferred Credits                                                     15,244         9,443
                                                                                    --------------------------

    282   Accumulated Deferred Income Taxes                                                   -             -


                                                                                    --------------------------
              TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                $275,732       $63,259
                                                                                    ==========================




                                                          6 of 28 pages

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


                                         ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                           For the Year Ended December 31, 1999

                                          Schedule II - Service Company Property

                                                      (In Thousands)

--------------------------------------------------------------------------------------------------------------------------
                                                  Balance at                    Retirements                     Balance
                                                  Beginning                          or         Other <F1>      at Close
                        Description                of Year        Additions        Sales         Changes        of Year
--------------------------------------------------------------------------------------------------------------------------

Service Company Property

Account
    303  Miscellaneous Intangible Plant                            $ 41,466                                     $ 41,466
    391  Office Furniture and Equipment <F2>       $ 18,903           5,543        $ 3,278                        21,168
    394  Tools, Shop, and Garage Equip.                   2              (2)                                           0
    397  Communication Equipment                        193                                                          193
    399  Other Tangible Property                          0                                                            0


                                             ----------------------------------------------------------------------------
                                   SUB-TOTAL         19,098          47,007          3,278              0         62,827
                                             ----------------------------------------------------------------------------
    107  Construction Work in Progress <F3>           3,201          49,815                       (47,295)         5,721
                                             ----------------------------------------------------------------------------
                                       TOTAL       $ 22,299        $ 96,822        $ 3,278      $ (47,295)      $ 68,548
                                             ============================================================================

<F1> Provide an explanation of those changes considered  material:  Construction work in progress transferred in service.

<F2> Subaccounts  are required for each class of  equipment  owned.  The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

--------------------------------------------------------------------------------------------------------------------------
                                                                                                               Balance at
                                                        Subaccount Description                  Additions    Close of Year
--------------------------------------------------------------------------------------------------------------------------
Office Furniture and Equipment (391)
        Main Frame Computer                                                                      $ 1,091       $ 10,684
        Reproduction Equipment                                                                        11            365
        Personal Computer                                                                          3,788          9,358
        Computer Assisted Drafting                                                                     0            108
        Computer Hardware                                                                            653            653


                                                                                          ------------------------------
                                                                           TOTAL                 $ 5,543       $ 21,168
------------------------------------------------------------------------------------------==============================

<F3> Describe  construction work in progress:  Hardware  installations for UNIX,
     Mainframe, PeopleSoft and NT operating systems.

                                                       7 of 28 pages

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

                                         ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                           For the Year Ended December 31, 1999

            Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property

                                                      (In Thousands)

-----------------------------------------------------------------------------------------------------------------------
                                               Balance at      Additions                       Other         Balance
                                               Beginning      Charged to                    Changes Add      at Close
                     Description                of Year       Account 403    Retirements    (Deduct) <F1>    of Year
-----------------------------------------------------------------------------------------------------------------------
                                             --------------------------------------------------------------------------

Account
    303  Miscellaneous Intangible Plant                           $1,022                                       $1,022
    391  Office Furniture and Equipment           $2,654             603          3,279            (88)          (110)
    394  Tools, Shop, and Garage Equip.                                                                             -
    397  Communication Equipment                      34               7                                           41
    399  Other Tangible Property                                                                                    -


                                             --------------------------------------------------------------------------
                                       TOTAL      $2,688          $1,632         $3,279           ($88)          $953
                                             ==========================================================================

<F1> Provide an explanation of those changes considered material: N/A


                                  8 of 28 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                            Schedule IV - Investments

                                 (In Thousands)

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under  Account  136,   "Temporary  Cash   Investments,"   list  each  investment
separately.

--------------------------------------------------------------------------------
                                                    Balance at      Balance at
                     Description                Beginning of Year  Close of Year
--------------------------------------------------------------------------------
                                                        ------------------------

Account 123 - Investment in Associate Companies          0             0

Account 124 - Other Investments                          0             0

Account 136 - Temporary Cash Investments - Money Pool    0             0

                                                        ------------------------
                                             TOTAL      $0            $0
---------------------------------------------------------------=================

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

            Schedule V - Accounts Receivable from Associate Companies

                                 (In Thousands)

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------
                                                  Balance at         Balance at
               Description                     Beginning of Year   Close of Year
--------------------------------------------------------------------------------


Account 146 - Accounts Receivable from
               Associate Companies

See page 9-A                                         $22,998       $29,130


                                                  -------------------------
                                            TOTAL    $22,998       $29,130
                                                  =========================


                                                                    Total
                                                                  Payments
                                                                -------------
Analysis of Convenience or Accommodation Payments:
See page 9-A                                                         2,686


                                                                -------------
                                                TOTAL PAYMENTS      $2,686
                                                                =============

                                  9 of 28 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

            Schedule V - Accounts Receivable from Associate Companies

                                 (In Thousands)

--------------------------------------------------------------------------------
                                                  Balance at       Balance at
               Description                     Beginning of Year   Close of Year
--------------------------------------------------------------------------------

Account 146 - Accounts Receivable
               from Associate Companies

Ameren Corporation                                     $16            $169
Ameren Energy Communications                           155             365
CIPSCO Investment Company                               55              37
Union Electric Development Corporation                  42              45
Electric Energy Inc.                                   108             406
Ameren Energy Inc.                                      67             169
Ameren ERC                                              28              93
Union Electric Company                              15,490          13,769
Central Illinois Public Service Company              7,037          13,602
Missouri Central Railroad                                -               9
Ameren Energy Resources Company                          -             466

                                               ---------------------------------
                                         TOTAL     $22,998         $29,130
                                               =================================




                                               ---------------------------------

                                                Bulk Power          Other
                                                Payments           Payments
                                               ---------------------------------
Analysis of Convenience or
  Accommodation Payments:

Union Electric Company                                              $2,064
Central Illinois Public Service Company                                586
Electric Energy Inc.                                                    36





                                               ---------------------------------
                                                    $0              $2,686
                                               =================================




                                       9-A

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                 Schedule VI - Fuel Stock Expenses Undistributed

                                 (In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


--------------------------------------------------------------------------------
                       Description                  Labor    Expenses    Total
--------------------------------------------------------------------------------
                                                   -----------------------------

Account 152 - Fuel Stock Expenses Undistributed       0          0         0

no account 152 for any Ameren company


                                                   -----------------------------
                                             TOTAL    0          0         0
                                                   =============================

--------------------------------------------------------------------------------
Summary:




                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                   Schedule VII - Stores Expense Undistributed

                                 (In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-----------------------------------------------------------------------------------------
                       Description             Beg. Balance   Labor   Expenses   Total
-----------------------------------------------------------------------------------------

Account 163 - Stores Expense Undistributed           (21)       -         -       (21)




                                              -------------------------------------------
                                            TOTAL       (21)       -          -   (21)
                                              ===========================================



                                 10 of 28 pages

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

                                      ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                        For the Year Ended December 31, 1999

                              Schedule VIII - Miscellaneous Current and Accrued Assets

                                                   (In Thousands)

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------------------------------------
                                                                                  Balance at         Balance at
                                       Description                            Beginning of Year     Close of Year
-------------------------------------------------------------------------------------------------------------------
                                                                              -------------------------------------

Account 174 - Miscellaneous Current and Accrued Assets:
   Unbilled expenses and other receivables                                             $0                $0

                                                                              -------------------------------------
                                                                        TOTAL          $0                $0
                                                                              =====================================



                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                   Schedule IX - Miscellaneous Deferred Debits

                                 (In Thousands)

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------
                                               Balance at          Balance at
                  Description               Beginning of Year     Close of Year
--------------------------------------------------------------------------------
                                            ------------------------------------

Account 186 - Miscellaneous Deferred Debits:
  Other Work in Progress                          $82              ($23)
  Miscellaneous Software Debits                   406                 -
  Non Service Request Billings                      1                18
Midwest ISO                                         -                20

                                            ------------------------------------
                                          TOTAL  $489               $15
                                            ====================================


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

        Schedule X - Research, Development or Demonstration Expenditures

                                 (In Thousands)

Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------
                    Description                                        Amount
--------------------------------------------------------------------------------

Account 188 - Research, Development, or Demonstration Expenditures        0


                                                                        -----
                                                                  TOTAL   0
                                                                        =====


                                 11 of 28 pages

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

                                     ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                       For the Year Ended December 31, 1999

                                         Schedule XI - Proprietary Capital



--------------------------------------------------------------------------------------------------------------------
                                                   Number of Shares   Par or Stated      Outstanding Close of Period
Account Number                     Class of Stock     Authorized     Value Per Share    No. of Shares   Total Amount
--------------------------------------------------------------------------------------------------------------------
201                         Common Stock Issued             30,000            $0.01            1,000            $10
--------------------------------------------------------------------------------------------------------------------




Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

---------------------------------------------------------------------------
                                Description                     Amount
---------------------------------------------------------------------------

Account 211 - Miscellaneous Paid-in Capital                    $ 16,232
Account 215 - Appropriated Retained Earnings

---------------------------------------------------------------------------
                                                      TOTAL    $ 16,232
                                                            ---------------




Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------------------------------------------
                                                      Balance at        Net Income      Dividends      Balance at
                                Description       Beginning of Year     -or (loss)         Paid      Close of Year
--------------------------------------------------------------------------------------------------------------------
Account 216 - Unappropriated Retained Earnings            0                 0               0              0
                                                  ------------------------------------------------------------------
                                            TOTAL         0                 0               0              0
                                                  ==================================================================


                                                  12 of 28 pages

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

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                          Schedule XII - Long-Term Debt

                                 (In Thousands)

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------------------------------------
                              Terms of Obligation                               Balance at                               Balance at
                               Class & Series    Date of  Interest    Amount    Beginning                                   Close
     Name of Creditor          of Obligation     Maturity   Rate    Authorized   of Year     Additions   Deductions<F1>    of Year
------------------------------------------------------------------------------------------------------------------------------------

Account 223 - Advances from
               Associate
               Companies:                                              NONE         0                                         0





Account 224 - Other Long-Term
               Debt:                                                               $0           $0           $0              $0




                                ----------------------------------------------------------------------------------------------------
                                                                       TOTAL      $0             0           $0              $0
------------------------------------------------------------------------------------================================================


<F1> Give an explanation of Deductions:



                                                  13 of 28 pages


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                 Schedule XIII - Current and Accrued Liabilities

                                 (In Thousands)

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------------------------------
                                                                                  Balance at         Balance at
                                  Description                                 Beginning of Year     Close of Year
---------------------------------------------------------------------------------------------------------------------
Account 233 - Notes Payable to Associate Companies

Ameren Corporation                                                                        $1,340              $7,400
CIPSCO Investment Company                                                                  1,047              10,306
Union Electric Development Corporation                                                         -               5,200
Union Electric Company                                                                         -             165,700

                                                                              ---------------------------------------
                                                                        TOTAL             $2,387            $188,606
                                                                              =======================================

Account 234 - Accounts Payable to Associate Companies

CIPSCO Investment Company                                                                    $32                 $41
Electric Energy Inc                                                                        1,554               1,865
Ameren Energy                                                                              6,744                   -
Union Electric Development Corporation                                                         -                  27
Union Electric Company                                                                         -               3,696
Central Illinois Public Service Company                                                        -               1,597

                                                                              ---------------------------------------
                                                                        TOTAL             $8,330              $7,226
                                                                              =======================================

Account 242 - Miscellaneous Current and Accrued Liabilities

Accrued Dollar More Program                                                                   $3                  $6
Accrued Compensation Awards                                                                 (630)             (1,053)
Accrued Law Expenses                                                                         (61)                 91
Accrued Vacation Liability                                                                 6,954               6,344
Major Medical - Contract Employees                                                            10                  10
Dental & Optical - Local 1455                                                                  2                   3
Major Medical - Executive                                                                     (2)                 (2)
General American Group Life Insurance                                                         15                  46
Long Term Disability Insurance                                                                59                  59
Supplemental Group Life                                                                        6                   8
Medical Insurance                                                                              7                  44
Personal Care HMO                                                                             (1)                  8
Employee Medical Plan                                                                        (14)                (10)
United Health Care Choice                                                                      -                   4
Contributions - United Fund                                                                   15                  28
Wage Garnishments                                                                              1                   -
Group Health Plan                                                                             (7)                 (4)
United Health Care Select                                                                      -                   1
Major Medical Premium Surplus                                                               (191)                (79)
Employee Dependent Care Liability                                                              3                   6
Dental Allowances - 1439,649,309                                                               1                  (8)
Deferred Comp - Board of Directors                                                            60                  60
Installments Received Common Stock                                                             3                   -
Self Insured Medical Liability                                                               386                 494

                                                                              ---------------------------------------
                                                                        TOTAL             $6,619              $6,056
                                                                              =======================================

                        14 of 28 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                  Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 14 - B thru 14 - H



                                     14-A

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                        For Year Ended December 31, 1999
                  Schedule XIV - Notes to Financial Statements

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations
Ameren Services, Inc. (the Company) is a wholly-owned subsidiary of Ameren Corporation (Ameren), registered under the Public Utility Holding Company Act of 1935 (PUHCA). The Company was authorized to conduct business as a service company for Ameren and its various subsidiaries by order of the Securities and Exchange Commission (SEC) dated December 31, 1997, which became effective January 1, 1998. The Company is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services. These services are priced so that the Company operates on a break-even basis.

The Company maintains its accounts in accordance with PUHCA, as administered by the SEC, and has adopted a system of accounts consistent with that prescribed by the Federal Energy Regulatory Commission. The accounting policies of the Company conform to generally accepted accounting principles (GAAP).

Property and Plant
The cost of additions to, and betterments of, units of property and plant is capitalized. Cost includes labor, material, applicable taxes and overheads. Maintenance expenditures and the renewal of items not considered units of property are charged to income as incurred. When units of depreciable property are retired, the original cost and removal cost, less salvage, are charged to accumulated depreciation.

Depreciation
Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and temporary investments purchased with an original maturity of three months or less.

Income Taxes
Ameren and its subsidiaries file a consolidated federal tax return. Deferred tax assets and liabilities are recognized for the tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured using statutory tax rates. The Company's expenses are billed to the other subsidiaries of Ameren and taxes are computed on those entities. The Company had no deferred tax assets or liabilities at December 31, 1999 and 1998.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. Such estimates and assumptions may affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of financial instruments on the Company's books are a reasonable estimate of their fair value.


NOTE 2 - Common Stock

The Company is authorized to issue 30,000 shares of common stock at a par value of one cent ($.01) per share. Ameren holds all of the Company's common stock. At December 31, 1999 and 1998, there were 1,000 shares outstanding.

                                    Pg 14-B

NOTE 3 - Financing Arrangements

Ameren has money pool agreements among its subsidiaries to coordinate and provide for certain short-term cash and working capital requirements. The money pools are administered by the Company (see Note 4).

Ameren has a $300 million short-term bank credit agreement due in 2000 which permits Ameren and its subsidiaries to borrow or to support a portion of Ameren's commercial paper program. At December 31, 1999, all was unused and $240 million of such borrowing was available for the Company's use.

Ameren also has a $200 million bank credit agreement due in 2002 that allows Ameren and its subsidiaries to borrow on a long-term basis or to support a portion of Ameren's commercial paper program. At December 31, 1999, $132 million of such borrowing was available for the Company's use.


NOTE 4 - Related Party Transactions

The Company has transactions in the normal course of business with other Ameren subsidiaries. These transactions are primarily comprised of services received or rendered. Intercompany receivables were approximately $29 million and $23 million, respectively, as of December 31, 1999 and 1998. Intercompany payables totaled approximately $7 million and $8 million, respectively, as of December 31, 1999 and 1998.

Ameren's subsidiaries have the ability to invest excess funds or borrow funds as needed from Ameren's money pools. Interest is calculated at varying rates of interest depending on the composition of internal and external funds in the money pools. Excess funds that are not borrowed by other subsidiaries are invested externally by the Company and recorded as an intercompany note payable on the Company's balance sheet. Intercompany notes payable were approximately $189 million and $2 million, respectively, as of December 31, 1999 and 1998.


NOTE 5 - Retirement Benefits

Ameren has a defined-benefit retirement plan covering substantially all of its employees. Benefits are based on the employees' years of service and compensation. Ameren's plans are funded in compliance with income tax regulations and federal funding requirements.

On January 1, 1999, the Union Electric Company (AmerenUE) and the Central Illinois Public Service Company (AmerenCIPS) pension plans combined to form the Ameren Retirement Plan. The Ameren plan covers qualified employees of the Company. The Company, along with other subsidiaries of Ameren, is a participant in the Ameren plan and is responsible for its proportional share of the costs of the assets or liabilities. The Company's share of the pension costs for 1999 was $3 million, of which approximately 26% was charged to construction accounts. The AmerenUE and AmerenCIPS pension plans' information for 1998 is presented separately below.

AmerenUE's plan covers qualified employees of AmerenUE as well as certain employees of the Company. Following is the pension plan information related to AmerenUE's plan as of December 31:

Pension costs for 1998 were $28 million of which approximately 19% was charged to construction accounts.


                                    Pg 14-C

Funded Status of AmerenUE's Pension Plan:
--------------------------------------------------------------------------
 In Millions                                                      1998
--------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year                    $   999
  Service cost                                                      24
  Interest cost                                                     70
  Amendments                                                        10
  Actuarial loss                                                    38
  Special termination benefit charge
                                                                     7
  Benefits paid                                                    (88)
                                                               -------
Net benefit obligation at end of year                            1,060

Change in plan assets *
Fair value of plan assets at beginning of year                   1,006
  Actual return on plan assets
                                                                   122
  Employer contributions
                                                                     1
  Benefits paid
                                                                   (88)
                                                               -------
Fair value of plan assets at end of year                         1,041

Funded status - deficiency
                                                                    19
Unrecognized net actuarial gain                                    121
Unrecognized prior service cost
                                                                   (73)
Unrecognized net transition asset
                                                                     6
                                                               -------
Accrued pension cost at December 31                            $    73
                                                               -------
* Plan assets consist principally of common stocks and fixed income securities.

Components of AmerenUE's Net Periodic Benefit Cost:
--------------------------------------------------------------------------
In Millions                                                       1998
--------------------------------------------------------------------------
Service cost                                                      $ 24
Interest cost                                                       70
Expected return on plan assets                                     (75)
Amortization of:
   Transition asset                                                 (1)
   Prior service cost
                                                                     6
   Actuarial gain                                                   (3)
 Special termination enefit charge                                   7
                                                                  ----
Net periodic benefit cost                                         $ 28
                                                                  ----

Weighted-average  Assumptions for Actuarial  Present Value of Projected  Benefit
Obligations:
--------------------------------------------------------------------------
                                                                 1998
--------------------------------------------------------------------------
Discount rate at measurement date                                6.75%
Expected return on plan assets                                   8.5%
Increase in future compensation                                    4%
--------------------------------------------------------------------------

AmerenCIPS' plan covers substantially all employees of AmerenCIPS as well as certain employees of the Company. In 1998, AmerenCIPS changed its measurement date for valuation of plan assets and liabilities to December 31. Following is the pension plan information related to AmerenCIPS' plan as of December 31:

Pension costs for 1998 were $9 million of which approximately 19% was charged to construction accounts.


                                     Pg 14-D

Funded Status of AmerenCIPS' Pension Plan:
--------------------------------------------------------------------------
 In Millions                                                     1998
--------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year                      $249
  Service cost
                                                                    8
  Interest cost                                                    17
  Amendments
                                                                    5
  Actuarial loss
                                                                    8
  Special termination benefit charge
                                                                    5
  Benefits paid
                                                                  (31)
--------------------------------------------------------------------------
Net benefit obligation at end of year                             261

Change in plan assets *
Fair value of plan assets at beginning of year                    319
  Actual return on plan assets
                                                                   38
  Employer contributions
                                                                    5
  Benefits paid
                                                                  (31)
--------------------------------------------------------------------------
Fair value of plan assets at end of year                          331

Funded status - excess                                            (70)
Unrecognized net actuarial gain                                    73
Unrecognized prior service cost                                   (13)
Unrecognized net transition asset
                                                                    2
--------------------------------------------------------------------------
Prepaid pension cost at December 31                             $  (8)
--------------------------------------------------------------------------
* Plan assets consist principally of common and preferred stocks, bonds, money market instruments and real estate.

Components of AmerenCIPS' Net Periodic Benefit Cost:
--------------------------------------------------------------------------
In Millions                                                      1998
--------------------------------------------------------------------------
Service cost                                                    $   8
Interest cost                                                      17
Expected return on plan assets                                    (22)
Amortization of prior service cost                                  1
Special termination benefit charge                                  5
--------------------------------------------------------------------------
Net periodic benefit cost                                        $  9
--------------------------------------------------------------------------

Weighted-average  Assumptions for Actuarial  Present Value of Projected  Benefit
Obligations:
--------------------------------------------------------------------------
                                                                 1998
--------------------------------------------------------------------------
Discount rate at measurement date                               6.75%
Expected return on plan assets                                   8.5%
Increase in future compensation                                    4%
--------------------------------------------------------------------------

In addition to providing pension benefits, Ameren provides certain health care and life insurance benefits for retired employees. Ameren accrues the expected postretirement benefit costs during employees' years of service.

AmerenUE's plans cover qualified employees of AmerenUE as well as certain employees of the Company. The following is information related to AmerenUE's postretirement benefit plans as of December 31:

AmerenUE's funding policy is to annually contribute the net periodic cost to a Voluntary Employee Beneficiary Association trust (VEBA). Postretirement benefit costs were $46 million in 1999 and $43 million in 1998 of which approximately 18% in 1999 and 17% in 1998 were charged to construction accounts. AmerenUE's transition obligation at December 31, 1999, is being amortized over the next 13 years.

                                     Pg 14-E

The MoPSC and the ICC allow the recovery of postretirement benefit costs in rates to the extent that such costs are funded. In December 1995, AmerenUE established two external trust funds for retiree health care and life insurance benefits. In 1999 and 1998, claims were paid out of the plan trust funds.


Funded Status of AmerenUE's Postretirement Benefit Plans:
--------------------------------------------------------------------------------
 In Millions                                                   1999     1998
--------------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year                   $ 360    $ 333
  Service cost                                                   15       14
  Interest cost                                                  25       24
  Actuarial (gain)/loss                                         (20)       9
  Benefits paid                                                 (26)     (20)
--------------------------------------------------------------------------------
Net benefit obligation at end of year                           354      360

Change in plan assets *
Fair value of plan assets at beginning of year                  110       81
  Actual return on plan assets                                    4        8
  Employer contributions                                         46       44
  Unincorporated business income tax                             --       (3)
  Benefits paid                                                 (26)     (20)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                        134      110

Funded status - deficiency                                      220      250
Unrecognized net actuarial gain                                  29       11
Unrecognized prior service cost                                  (3)      (3)
Unrecognized net transition obligation                         (162)    (175)
--------------------------------------------------------------------------------
Postretirement benefit liability at December 31               $  84    $  83
--------------------------------------------------------------------------------
* Plan assets consist principally of common stocks and fixed income securities.

Components of AmerenUE's Net Periodic Postretirement Benefit Cost:
--------------------------------------------------------------------------------
In Millions                                                    1999     1998
--------------------------------------------------------------------------------
Service cost                                                  $  15     $ 14
Interest cost                                                    25       24
Expected return on plan assets                                   (6)      (5)
Amortization of:
    Transition obligation                                        12       12
    Actuarial gain                                                -       (2)
--------------------------------------------------------------------------------
Net periodic benefit cost                                     $  46     $ 43
--------------------------------------------------------------------------------


Assumptions for the Obligation Measurements:
--------------------------------------------------------------------------------
                                                               1999     1998
--------------------------------------------------------------------------------
Discount rate at measurement date                             7.75%    6.75%
Expected return on plan assets                                 8.5%     8.5%
Medical cost trend rate - initial                                -     5.75%
                        - ultimate                            5.25%    4.75%
Ultimate medical cost trend rate expected in year              2000     2000
--------------------------------------------------------------------------------

A one percentage point increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $4 million and $31 million, respectively. A one percentage point decrease in the medical cost trend rate is estimated to decrease the net periodic cost and

                                     Pg 14-F
the accumulated postretirement benefit obligation approximately $4 million and $31 million, respectively. AmerenCIPS' plans cover substantially all employees of AmerenCIPS as well as certain employees of the Company. The following is information related to AmerenCIPS' postretirement benefit plans as of December 31:

AmerenCIPS' funding policy is to fund the two VEBAs and the 401(h) account established within the AmerenCIPS retirement income trust with the lesser of the net periodic cost or the amount deductible for federal income tax purposes. In 1998, AmerenCIPS changed its measurement date for valuation of plan assets and liabilities to December 31. Postretirement benefit costs were $3 million in 1999 and $6 million in 1998 of which approximately 10% was charged to construction accounts in 1999 and 20% in 1998. AmerenCIPS' transition obligation at December 31, 1999 is being amortized over the next 13 years.

The ICC allows the recovery of postretirement benefit costs in rates to the extent that such costs are funded.

Funded Status of AmerenCIPS' Postretirement Benefit Plans:
--------------------------------------------------------------------------------
 In Millions                                                   1999      1998
--------------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year                   $ 152     $ 140
  Service cost                                                    3         3
  Interest cost                                                   9        10
  Actuarial (gain)/loss                                         (22)        4
  Benefits paid                                                  (4)       (5)
                                                              ------    ------
Net benefit obligation at end of year                           138       152

Change in plan assets *
Fair value of plan assets at beginning of year                  128       115
  Actual return on plan assets                                   16        10
  Employer contributions                                          1         4
  401(h) transfer                                                 -        (2)
  Benefits paid                                                  (4)       (5)
                                                              ------    ------
Fair value of plan assets at end of year                        135       128

Funded status - deficiency                                        3        24
Unrecognized net actuarial gain                                  75        58
Unrecognized net transition obligation                          (71)      (76)
                                                              ------    ------
Postretirement benefit liability at December 31               $   7     $   6
                                                              ------    ------
* Plan assets consist principally of common and preferred stocks, bonds, money market instruments and real estate.

Components of AmerenCIPS' Net Periodic Postretirement Benefit Cost:
--------------------------------------------------------------------------------
In Millions                                                    1999      1998
--------------------------------------------------------------------------------
Service cost                                                  $   3     $   3
Interest cost                                                     9        10
Expected return on plan assets                                   (9)       (8)
Amortization of:
    Transition obligation                                         6         5
    Actuarial gain                                               (6)       (4)
--------------------------------------------------------------------------------
Net periodic benefit cost                                     $   3     $   6
--------------------------------------------------------------------------------



                                     Pg 14-G

Assumptions for the Obligation Measurements:
--------------------------------------------------------------------------------
                                                               1999      1998
--------------------------------------------------------------------------------
Discount rate at measurement date                             7.75%     6.75%
Expected return on plan assets                                 8.5%      8.5%
Medical cost trend rate - initial                                -      5.75%
                                    - ultimate                5.25%     4.75%
Ultimate medical cost trend rate expected in year              2000      2000
--------------------------------------------------------------------------------

A one percentage point increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $2 million and $20 million, respectively. A one percentage point decrease in the medical cost trend rate is estimated to decrease the net periodic cost and the accumulated postretirement benefit obligation approximately $2 million and $20 million, respectively.


NOTE 6 - Interchange Transactions

The Company acts as an agent for the coordination of interchange transactions with outside parties. Amounts related to these transactions are allocated to AmerenUE and AmerenCIPS.


NOTE 7 - Contingency

Certain employees of the Company and its affiliated companies are represented by the International Brotherhood of Electrical Workers (IBEW) and the International Union of Operating Engineers. These employees comprise approximately 70% of Ameren's workforce. Labor agreements covering certain represented employees of the Company expired in 1999 and were renewed for a term expiring in 2002. Labor agreements which expired in 1999 have not been renewed with IBEW Locals 1439, 309, 649 and 1455, who collectively represent approximately 2,000 AmerenUE and Ameren Services Company employees. Negotiations with Local 1455 are still ongoing. However, after engaging in extensive good-faith bargaining with IBEW Locals 1439, 309 and 649, AmerenUE and the Company submitted a last, best and final offer to these collective bargaining units on February 2, 2000. The offer was rejected and AmerenUE and the Company informed these locals that it would implement the noneconomic portion of its offer effective March 6, 2000. The employees are currently working under the noneconomic portion of AmerenUE's and the Company's last, best and final offer. The Company is unable to predict what further action, if any, these collective bargaining units will take or the response of the Company's union-represented employees to any action by its affiliates' employees. The Company is unable to determine what, if any, impact these labor matters could have on its future financial condition, results of operations or cash flows.



                                     Pg 14-H


                              ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                For the Year Ended December 31, 1999

                                   Schedule XV Statement of Income

                                           (In Thousands)

------------------------------------------------------------------------------------------------------
Account                    Description                               Current Year       Prior Year
------------------------------------------------------------------------------------------------------

           Income

457        Services rendered to associate companies                         $225,324         $222,128
458        Services rendered to nonassociate companies                             -                0
456        Other Electric Revenues                                              (106)              16
                                                                   -----------------------------------
                                          Total Income                       225,218          222,144
                                                                   -----------------------------------

           Expense

920        Salaries and wages                                                 53,701           59,188
921        Office Supplies and Expenses                                       16,387           12,917
922        Administrative Expense Transferred - Credit                         1,325              650
923        Outside Services Employed                                          81,749           79,424
924        Property Insurance                                                      -                3
925        Injuries and Damages                                                  685             (967)
926        Employee Pensions and Benefits                                       (596)            (505)
928        Regulatory Commission Expense                                       1,455              701
930.1      General Advertising Expenses                                           87               16
930.2      Miscellaneous General Expenses                                      4,573            4,070
931        Rents                                                              20,303           20,036
935        General Plant Maintenance                                           1,354            1,517
901        Customer Accounts - Supervision                                        98              277
902        Customer Accounts - Meter Reading                                   1,684            1,477
903        Customer Accounts - Customer Records                                7,511            8,304
905        Customer Accounts - Miscellaneous                                     151              419
908        Customer/Information Expense - Assistance                             491              892
909        Customer/Information Expense - Informational                          969            1,328
910        Customer/Information Expense - Miscellaneous                          252              650
912        Demonstration & Selling Expenses                                    3,333            3,446
916        Miscellaneous Sales Expense                                           205              214
501        Steam - Operation Supervision & Eng.                                1,766            1,350
506        Steam - Miscellaneous Expenses                                          1               21
510        Steam - Maintenance Supervision & Eng                                 657              648
512        Steam - Maintenance of Boiler Plant                                     8                1
513        Steam - Maintenance of Electric Plant                                   -                3
517        Nuclear - Operation Supervision & Eng                                   7                7
524        Nuclear - Miscellaneous Operation Expenses                             74              100
528        Nuclear - Maintenance Supervision & Eng.                               12                4
537        Hydro Operation - Hydraulic Expenses                                    -                2
539        Hydro Operation - Miscellaneous Expenses                                5                1
541        Hydro Maintenance - Supervision & Eng                                  43              182
556        Other Power Supply Expenses                                         1,690            1,663
557        Other Power Supply Expenses - Training                              2,745            2,229
560        Transmission Operation - Supervision & Eng                             98               87
561        Transmission Operation - Load Dispatch                              7,687            2,925
566        Transmission Operation - Misc. Expenses                                13                9
568        Transmission Maintenance - Supv. & Eng.                               513              542
                                                                   -----------------------------------
                                              Subtotal                       211,036          203,831



                    15 of 28 pages


                              ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                For the Year Ended December 31, 1999

                             Schedule XV Statement of Income (Continued)

                                           (In Thousands)

------------------------------------------------------------------------------------------------------
Account                    Description                                 Current Year       Prior Year
------------------------------------------------------------------------------------------------------

           Expense (continued)

570        Transmission Maintenance - Station Equipment                           11                0
580        Distribution Operation - Supervision & Eng                          1,183            1,469
581        Distribution Operation - Load Dispatch                                  -                4
582        Distribution Operation - Station Expenses                              22               24
583        Distribution Operation - Overhead Line                                 31               33
584        Distribution Operation - Underground Lines                             26               25
585        Distribution Operation - Street Lighting                                -                1
586        Distribution Operation - Meter Expenses                               943              869
587        Distribution Operation - Installation Expense                          64               60
588        Distribution Operation - Misc.                                        624            1,169
590        Distribution Maintenance - Supv. & Eng                              2,323            2,329
592        Distribution Maintenance - Station Expenses                            15              193
593        Distribution Maintenance - Overhead Lines                             785              907
594        Distribution Maintenance - UG Lines                                     1                3
596        Distribution Maintenance - Street Lighting                              1                3
597        Distribution Maintenance - Meters                                     166              160
598        Distribution Maintenance - Misc                                        19                8
807        Purchase Gas Expense                                                  871              809
814        Underground Storage Operation - Supv. & Eng                            62               72
830        Underground Storage Expense Maintenance                                62               71
850        Transmission Expense - Supv. & Eng                                     53               58
851        Transmission Expense - System Cntrl/Load Dispatching                   23                -
857        Transmission Expense - Regulating Stations                            401              440
859        Transmission Expense - Other                                          216            1,657
861        Transmission Expense Maintenance - Supv.                               59               60
867        Transmission Expense Maintenance - Other                                -               18
870        Distribution Operation - Supervision & Eng                            307              332
879        Distribution Operation - Installation Expense                           6                5
880        Distribution Operation - Other                                        599              577
885        Distribution Maintenance - Supv. & Eng                                  7                9
893        Distribution Maintenance - Meters                                     586              687
403        Depreciation Expense                                                  636              612
404        Amortization Expense                                                1,034                -
408        Taxes Other Than Income Taxes                                        (988)           1,065
418        Non-Operating Rental Income                                             3               35
419        Interest & Dividend Income                                         (3,934)             (32)
421        Provision for Deferred Income Taxes                                  (283)             (33)
426.1      Donations                                                               1                2
426.3      Penalties                                                               7                -
426.4      Expenditures for certain civic activities                           1,185              125
426.5      Other Deductions                                                    1,064            1,788
427        Interest on Long-Term Debt                                              -                -
431        Other Interest Expense                                              5,991            2,699
                                                                   -----------------------------------
                                         Total Expense                       225,218          222,144
                                                                   -----------------------------------


                                                                   -----------------------------------
                                   Net Income or (Loss)                           $0               $0
                                                                   ===================================

                             15 - A


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                               Analysis of Billing

                        Associate Companies - Account 457

                                 (In Thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                                     Direct          Indirect       Compensation        Total
                                                                     Costs            Costs           For Use           Amount
 Name of Associate Company                                          Charged          Charged         of Capital         Billed
------------------------------------------------------------------------------------------------------------------------------------
                                                                     457-1            457-2            457-3
                                                                --------------------------------------------------------------------

Ameren Energy Resources Company                                             $480             $108                              $588
Ameren Corporation                                                           999             $221                             1,220
Ameren Energy Communications                                               1,229              481                             1,710
CIPSCO Investment Company                                                    248               65                               313
Union Electric Development Corporation                                       930              240                             1,170
Ameren Energy Inc.                                                           389               83                               472
AmerenERC                                                                    283               83                               366
Union Electric Company                                                   125,106           25,027                           150,133
Central Illinois Public Service Company                                   58,279           11,073                            69,352



                                                                --------------------------------------------------------------------
                                                          TOTAL         $187,943          $37,381            $0            $225,324
                                                                ====================================================================


                 16 of 28 pages

          ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                               Analysis of Billing

                      Nonassociate Companies - Account 458

                                 (In Thousands)



Instruction:
Provide a brief description of the services rendered to each nonassociate company:

--------------------------------------------------------------------------------
                        Direct   Indirect Compensation          Excess    Total
Name of                  Cost      Cost      For Use   Total      Or     Amount
Nonassociate Company   Charged  Charged   of Capital   Cost  Deficiency Billed
--------------------------------------------------------------------------------
                         458-1    458-2       457-3             458-4
                       ---------------------------------------------------------



                       ---------------------------------------------------------
                  TOTAL  $0        $0         $0        $0       $0       $0
                       ========================================================





                                 17 of 28 pages


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

 Schedule XVI - Analysis of Charges for Service Associate and Nonassociate Companies

                                 (In Thousands)

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

------------------------------------------------------------------------------------------------------------------------------------
                                                             Associate Company Charges                Nonassociate Company Charges
                                                         ---------------------------------------------------------------------------
                                                           Direct   Indirect                         Direct     Indirect
Account                 Description of Items                Cost      Cost      Total               Cost        Cost          Total
------------------------------------------------------------------------------------------------------------------------------------

920        Salaries and Wages                               $45,739    $7,962    $53,701                                        $0
921        Office Supplies and Expenses                      14,430     1,957     16,387                                         -
922        Administrative Expense Transferred - Credit            -     1,325      1,325                                         -
923        Outside Services Employed                         76,038     5,711     81,749                                         -
924        Property Insurance                                     -         -          -                                         -
925        Injuries and Damages                                 685         -        685                                         -
926        Employee Pensions and Benefits                      (596)        -       (596)                                        -
928        Regulatory Commission Expense                      1,333       122      1,455                                         -
930.1      General Advertising Expenses                          87         -         87                                         -
930.2      Miscellaneous General Expenses                     3,246     1,327      4,573                                         -
931        Rents                                              3,158    17,145     20,303                                         -
935        General Plant Maintenance                          1,078       276      1,354                                         -
901        Customer Accounts - Supervision                       97         1         98                                         -
902        Customer Accounts - Meter Reading                  1,682         2      1,684
903        Customer Accounts - Customer Records               7,250       261      7,511
905        Customer Accounts - Miscellaneous                    151         -        151
908        Customer/Information Expense - Assistance            440        51        491                                         -
909        Customer/Information Expense - Informational         917        52        969
910        Customer/Information Expense - Miscellaneous         208        44        252
912        Demonstration & Selling Expenses                   3,059       274      3,333                                         -
916        Miscellaneous Sales Expense                          197         8        205
501        Steam - Operation Supervision & Eng.               1,726        40      1,766                                         -
506        Steam - Miscellaneous Expenses                         1         -          1
510        Steam - Maintenance Supervision & Eng                657         -        657                                         -
512        Steam - Maintenance of Boiler Plant                    8         -          8
513        Steam - Maintenance of Electric Plant                  -         -          -
                                                         ---------------------------------------------------------------------------
                                                  Subtotal    161,591    36,558    198,149           -           -                 -



--------------------------------------------------------------------------------------------
                                                              Total Charges for Service
                                                         -----------------------------------
                                                              Direct    Indirect
Account                 Description of Items                  Cost       Cost      Total
--------------------------------------------------------------------------------------------

920        Salaries and Wages                                $45,739     $7,962    $53,701
921        Office Supplies and Expenses                       14,430      1,957     16,387
922        Administrative Expense Transferred - Credit             -      1,325      1,325
923        Outside Services Employed                          76,038      5,711     81,749
924        Property Insurance                                      -          -          -
925        Injuries and Damages                                  685          -        685
926        Employee Pensions and Benefits                       (596)         -       (596)
928        Regulatory Commission Expense                       1,333        122      1,455
930.1      General Advertising Expenses                           87          -         87
930.2      Miscellaneous General Expenses                      3,246      1,327      4,573
931        Rents                                               3,158     17,145     20,303
935        General Plant Maintenance                           1,078        276      1,354
901        Customer Accounts - Supervision                        97          1         98
902        Customer Accounts - Meter Reading                   1,682          2      1,684
903        Customer Accounts - Customer Records                7,250        261      7,511
905        Customer Accounts - Miscellaneous                     151          -        151
908        Customer/Information Expense - Assistance             440         51        491
909        Customer/Information Expense - Informational          917         52        969
910        Customer/Information Expense - Miscellaneous          208         44        252
912        Demonstration & Selling Expenses                    3,059        274      3,333
916        Miscellaneous Sales Expense                           197          8        205
501        Steam - Operation Supervision & Eng.                1,726         40      1,766
506        Steam - Miscellaneous Expenses                          1          -          1
510        Steam - Maintenance Supervision & Eng                 657          -        657
512        Steam - Maintenance of Boiler Plant                     8          -          8
513        Steam - Maintenance of Electric Plant                   -          -          -
                                                         ----------------------------------
                                                  Subtotal   161,591     36,558    198,149


                                 18 of 28 pages


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

 Schedule XVI - Analysis of Charges for Service Associate and Nonassociate Companies

                                 (In Thousands)

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

------------------------------------------------------------------------------------------------------------------------------------
                                                                 Associate Company Charges        Nonassociate Company Charges
                                                           -------------------------------------------------------------------------
                                                                Direct   Indirect               Direct     Indirect
Account                 Description of Items                     Cost      Cost      Total       Cost        Cost        Total
------------------------------------------------------------------------------------------------------------------------------------

517        Nuclear - Operation Supervision & Eng                    7         -          7                                   -
524        Nuclear - Miscellaneous Operation Expenses              74         -         74
528        Nuclear - Maintenance Supervision & Eng.                12         -         12
537        Hydro Operation - Hydraulic Expenses                     -         -          -                                   -
539        Hydro Operation - Miscellaneous Expenses                 5         -          5                                   -
541        Hydro Maintenance - Supervision & Eng                   43         -         43                                   -
556        Other Power Supply Expenses                          1,681         9      1,690                                   -
557        Other Power Supply Expenses - Training               2,542       203      2,745
560        Transmission Operation - Supervision & Eng              94         4         98                                   -
561        Transmission Operation - Load Dispatch               7,687         -      7,687
566        Transmission Operation - Misc. Expenses                 13         -         13
568        Transmission Maintenance - Supv. & Eng.                511         2        513                                   -
570        Transmission Maintenance - Station Equipment            11         -         11                                   -
580        Distribution Operation - Supervision & Eng           1,111        72      1,183                                   -
581        Distribution Operation - Load Dispatch                   -         -          -
582        Distribution Operation - Station Expenses               21         1         22
583        Distribution Operation - Overhead Line                  30         1         31
584        Distribution Operation - Underground Lines              25         1         26
585        Distribution Operation - Street Lighting                 -         -          -
586        Distribution Operation - Meter Expenses                933        10        943
587        Distribution Operation - Installation Expense           63         1         64
588        Distribution Operation - Misc.                         496       128        624
590        Distribution Maintenance - Supv. & Eng               2,254        69      2,323                                   -
592        Distribution Maintenance - Station Expenses             15         -         15
593        Distribution Maintenance - Overhead Lines              771        14        785
594        Distribution Maintenance - UG Lines                      1         -          1
596        Distribution Maintenance - Street Lighting               1         -          1
597        Distribution Maintenance - Meters                      166         -        166
598        Distribution Maintenance - Misc                         19         -         19
807        Purchase Gas Expense                                   871         -        871                                   -
                                                           -------------------------------------------------------------------------
                                                  Subtotal     19,457       515     19,972           -           -           -



---------------------------------------------------------------------------------------
                                                            Total Charges for Service
                                                           ----------------------------
                                                           Direct    Indirect
Account                 Description of Items                Cost       Cost      Total
---------------------------------------------------------------------------------------

517        Nuclear - Operation Supervision & Eng               7          -          7
524        Nuclear - Miscellaneous Operation Expenses         74          -         74
528        Nuclear - Maintenance Supervision & Eng.           12          -         12
537        Hydro Operation - Hydraulic Expenses                -          -          -
539        Hydro Operation - Miscellaneous Expenses            5          -          5
541        Hydro Maintenance - Supervision & Eng              43          -         43
556        Other Power Supply Expenses                     1,681          9      1,690
557        Other Power Supply Expenses - Training          2,542        203      2,745
560        Transmission Operation - Supervision & Eng         94          4         98
561        Transmission Operation - Load Dispatch          7,687          -      7,687
566        Transmission Operation - Misc. Expenses            13          -         13
568        Transmission Maintenance - Supv. & Eng.           511          2        513
570        Transmission Maintenance - Station Equipment       11          -         11
580        Distribution Operation - Supervision & Eng      1,111         72      1,183
581        Distribution Operation - Load Dispatch              -          -          -
582        Distribution Operation - Station Expenses          21          1         22
583        Distribution Operation - Overhead Line             30          1         31
584        Distribution Operation - Underground Lines         25          1         26
585        Distribution Operation - Street Lighting            -          -          -
586        Distribution Operation - Meter Expenses           933         10        943
587        Distribution Operation - Installation Expense      63          1         64
588        Distribution Operation - Misc.                    496        128        624
590        Distribution Maintenance - Supv. & Eng          2,254         69      2,323
592        Distribution Maintenance - Station Expenses        15          -         15
593        Distribution Maintenance - Overhead Lines         771         14        785
594        Distribution Maintenance - UG Lines                 1          -          1
596        Distribution Maintenance - Street Lighting          1          -          1
597        Distribution Maintenance - Meters                 166          -        166
598        Distribution Maintenance - Misc                    19          -         19
807        Purchase Gas Expense                              871          -        871
                                                           ----------------------------
                                                 Subtotal 19,457        515     19,972


                                      18-A


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

 Schedule XVI - Analysis of Charges for Service Associate and Nonassociate Companies

                                 (In Thousands)

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

------------------------------------------------------------------------------------------------------------------------------------
                                                                 Associate Company Charges       Nonassociate Company Charges
                                                            -----------------------------------------------------------------------
                                                                Direct   Indirect               Direct     Indirect
Account                 Description of Items                     Cost      Cost      Total       Cost        Cost        Total
-----------------------------------------------------------------------------------------------------------------------------------

814        Underground Storage Operation - Supv. & Eng             62         -         62                                   -
830        Underground Storage Expense Maintenance                 62         -         62                                   -
850        Transmission Expense - Supv. & Eng                      53         -         53                                   -
851        Transmission Exp. - System Cntrol/Load Disp.            23         -         23                                   -
857        Transmission Expense - Regulating Stations             401                  401
859        Transmission Expense - Other                           216                  216
861        Transmission Expense Maintenance - Supv.                59                   59                                   -
867        Transmission Expense Maintenance - Other                 -                    -
870        Distribution Operation - Supervision & Eng             307                  307                                   -
879        Distribution Operation - Installation Expense            6                    6
880        Distribution Operation - Other                         581        18        599
885        Distribution Maintenance - Supv. & Eng                   7                    7                                   -
893        Distribution Maintenance - Meters                      586                  586
403        Depreciation Expense                                    27       609        636                                   -
404        Amortization Expense                                           1,034      1,034                                   -
408        Taxes Other Than Income Taxes                         (988)                (988)                                  -
418        Non-Operating Rental Income                              3                    3                                   -
419        Interest & Dividend Income                          (3,934)              (3,934)                                  -
421        Provisions for Deferred Income Taxes                  (283)                (283)                                  -
426.1      Donations                                                1                    1                                   -
426.3      Penalties                                                          7          7                                   -
426.4      Expenditures for certain civic activities            1,144        41      1,185
426.5      Other Deductions                                       802       262      1,064                                   -
427        Interest on Long-Term Debt                               -                    -                                   -
431        Other Interest Expense                               5,991                5,991                                   -

                                                           --------------------------------------------------------------------
                                            TOTAL EXPENSES    186,174    39,044    225,218           -           -           -
                                                           --------------------------------------------------------------------
                    Compensation for use of Equity Capital
                                                           --------------------------------------------------------------------
430            Interest on Debt to Associate Companies                                  -                                   -
                                                           --------------------------------------------------------------------
                                     TOTAL COST OF SERVICE   $186,174   $39,044   $225,218          $0          $0          $0
                                                           ====================================================================



--------------------------------------------------------------------------------------------
                                                                Total Charges for Service
                                                           ---------------------------------
                                                               Direct    Indirect
Account                 Description of Items                    Cost       Cost      Total
-------------------------------------------------------------------------------------------

814        Underground Storage Operation - Supv. & Eng            62          -         62
830        Underground Storage Expense Maintenance                62          -         62
850        Transmission Expense - Supv. & Eng                     53          -         53
851        Transmission Exp. - System Cntrol/Load Disp.           23          -         23
857        Transmission Expense - Regulating Stations            401          -        401
859        Transmission Expense - Other                          216          -        216
861        Transmission Expense Maintenance - Supv.               59          -         59
867        Transmission Expense Maintenance - Other                -          -          -
870        Distribution Operation - Supervision & Eng            307          -        307
879        Distribution Operation - Installation Expense           6          -          6
880        Distribution Operation - Other                        581         18        599
885        Distribution Maintenance - Supv. & Eng                  7          -          7
893        Distribution Maintenance - Meters                     586          -        586
403        Depreciation Expense                                   27        609        636
404        Amortization Expense                                    -      1,034      1,034
408        Taxes Other Than Income Taxes                        (988)         -       (988)
418        Non-Operating Rental Income                             3          -          3
419        Interest & Dividend Income                         (3,934)         -     (3,934)
421        Provisions for Deferred Income Taxes                 (283)         -       (283)
426.1      Donations                                               1          -          1
426.3      Penalties                                               -          7          7
426.4      Expenditures for certain civic activities           1,144         41      1,185
426.5      Other Deductions                                      802        262      1,064
427        Interest on Long-Term Debt                              -          -          -
431        Other Interest Expense                              5,991          -      5,991

                                                           --------------------------------
                                            TOTAL EXPENSES   186,174     39,044    225,218
                                                           --------------------------------
                    Compensation for use of Equity Capital
                                                           --------------------------------
430            Interest on Debt to Associate Companies            -          -          -
                                                           --------------------------------
                                     TOTAL COST OF SERVICE  $186,174    $39,044   $225,218
                                                           ================================




                                      18-B


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

 Schedule XVII - Schedule of Expense Distribution by Department or Service Function

                                 (In Thousands)

Instruction:
Indicate each  department or service  function.  (See  Instruction  01-3 General
Structure of Accounting System: Uniform System of Accounts).

---------------------------------------------------------------------------------------------------------------------------
                                                                  DEPARTMENT OR SERVICE FUNCTION (cont. on page 19-A)
                                                       --------------------------------------------------------------------
 Account                                             Total     Overheads  Corporate   Controllers'   Division    Division
  Number         Description of Items               Amount                  Comm.                    Marketing    Support
---------------------------------------------------------------------------------------------------------------------------

 920   Salaries and Wages                           $53,701                 $426        $3,670         $217        $931
 921   Office Supplies and Expenses                  16,387                  513           331          108         179
 922   Administrative Expense Transferre
       - Credit                                       1,325
 923   Outside Services Employed                     81,749                   14            67           51         (34)
 924   Property Insurance                                 0
 925   Injuries and Damages                             685                                               -           3
 926   Employee Pensions and Benefits                  (596)                  252
 928   Regulatory Commission Expense                  1,455                                 15            -
 930.1 General Advertising Expenses                      87                   87
 930.2 Miscellaneous General Expenses                 4,573                2,082             -           69           1
 931   Rents                                         20,303                    1                                     10
 935   General Plant Maintenance                      1,354                                  -            -           3
 901   Customer Accounts - Supervision                   98                                                          29
 902   Customer Accounts - Meter Reading              1,684                    1                         82       1,126
 903   Customer Accounts - Customer Records           7,511                    3                        352       3,280
 905   Customer Accounts - Miscellaneous                151                                                           1
 908   Customer/Information Expense - Assistance        491                    3                        254          37
 909   Customer/Information Expense - Informational     969                 650                         164          35
 910   Customer/Information Expense - Miscellaneous      52                   2                         137          37
 912   Demonstration & Selling Expenses               3,333                  545                      1,419           4
 916   Miscellaneous Sales Expense                      205                                             198           1
 501   Steam - Operation Supervision & Eng.           1,766
 506   Steam - Miscellaneous Expenses                     1
 510   Steam - Maintenance Supervision & Eng.           657
 512   Steam - Maintenance of Boiler Plant                8
 513   Steam - Maintenance of Electric Plant              0
 517   Nuclear - Operation Supervision & Eng              7                    1
 524   Nuclear - Miscellaneous Operation Expenses        74                                  3
 528   Nuclear - Maintenance Supervision & Eng.          12
 537   Hydro Operation - Hydraulic Expenses               0
 539   Hydro Operation - Miscellaneous Expenses           5
 541   Hydro Maintenance - Supervision & Eng             43
 556   Other Power Supply Expenses                    1,690
 557   Other Power Supply Expenses - Training         2,745                                  3                        7
 560   Transmission Operation - Supervision & Eng.       98                                                          53
 561   Transmission Operation - Load Dispatch         7,687
 566   Transmission Operation - Misc. Expenses           13                                                           -
 568   Transmission Maintenance - Supv. & Eng.          513                                                          32
 570   Transmission Maintenance - Station Equipment      11
 580   Distribution Operation - Supervision & Eng.    1,183                                                         745
 581   Distribution Operation - Load Dispatch             0
                                         ----------------------------------------------------------------------------------
                                Subtotal           $212,230         $0    $4,580        $4,089       $3,051      $6,480



----------------------------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION (cont. on page 19-A)
                                                    ------------------------------------------------------------------
 Account                                                 Engineering        Energy        Environmental     Executive
  Number         Description of Items                  & Construction    Serv.- Other    Safety & Health
----------------------------------------------------------------------------------------------------------------------

 920   Salaries and Wages                                 $1,269            $186               $1,435         $5,065
 921   Office Supplies and Expenses                          306               4                  445             26
 922   Administrative Expense Transferre
       - Credit
 923   Outside Services Employed                               9               6                   14            151
 924   Property Insurance
 925   Injuries and Damages                                    -                                  478             50
 926   Employee Pensions and Benefits                          -                                                 195
 928   Regulatory Commission Expense                                       1                                      34
 930.1 General Advertising Expenses
 930.2 Miscellaneous General Expenses                          -           -                                     230
 931   Rents                                                           2,129
 935   General Plant Maintenance                              28                                   28            104
 901   Customer Accounts - Supervision                                                                            47
 902   Customer Accounts - Meter Reading                       7                                                   4
 903   Customer Accounts - Customer Records                                2                                     386
 905   Customer Accounts - Miscellaneous                                                                          21
 908   Customer/Information Expense - Assistance                                                                  86
 909   Customer/Information Expense - Informational                                                               29
 910   Customer/Information Expense - Miscellaneous                                                               22
 912   Demonstration & Selling Expenses                                    2                                     688
 916   Miscellaneous Sales Expense                                                                                 -
 501   Steam - Operation Supervision & Eng.                            1,199                                     183
 506   Steam - Miscellaneous Expenses                                                               1
 510   Steam - Maintenance Supervision & Eng.                496                                                  22
 512   Steam - Maintenance of Boiler Plant                     6                                                   -
 513   Steam - Maintenance of Electric Plant
 517   Nuclear - Operation Supervision & Eng
 524   Nuclear - Miscellaneous Operation Expenses                                                                  1
 528   Nuclear - Maintenance Supervision & Eng.                6                                                   3
 537   Hydro Operation - Hydraulic Expenses
 539   Hydro Operation - Miscellaneous Expenses                                                     5
 541   Hydro Maintenance - Supervision & Eng                  32                                                   3
 556   Other Power Supply Expenses                                     1,216                                     106
 557   Other Power Supply Expenses - Training                 93       1,505                       14           (22)
 560   Transmission Operation - Supervision & Eng.                                                                14
 561   Transmission Operation - Load Dispatch                          2,281                                     143
 566   Transmission Operation - Misc. Expenses
 568   Transmission Maintenance - Supv. & Eng.                17                                                  43
 570   Transmission Maintenance - Station Equipment            8                                                   -
 580   Distribution Operation - Supervision & Eng.                                                               165
 581   Distribution Operation - Load Dispatch
                                         ----------------------------------------------------------------------------
                                Subtotal                  $2,277      $8,531                   $2,420         $7,799



                                 19 of 28 pages


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

 Schedule XVII - Schedule of Expense Distribution by Department or Service Function

                                 (In Thousands)


-----------------------------------------------------------------------------------------------------------------------------------

            -----------------------------------------------------------------------------------------------------------------------
  Account   Finance   Corporat    General      Gas       Human        IM     IndustriaL    Information      Metropolitan    Nuclear
  Number     Other    Planning    Counsel    Support   Resources              Relations    Technologies
-----------------------------------------------------------------------------------------------------------------------------------

    920      $1,723    $1,178     $2,288      $167      $2,879                  $493          $11,583            $0             $0
    921         136       270        357        38       1,208                   102           10,469
    922
    923         329       822      1,000        20       1,245                    60           34,237
    924
    925                     -         26         1                                                  -
    926                                          2      16,759
    928                    74      1,009                                                           12
    930.1
    930.2         1                1,106                   132                     -
    931                               (5)      222                                                342
    935                                                     23                                    610
    901                                                                                             2
    902           -                            157           -
    903          30         2                              125                                      8
    905          96
    908                     1
    909
    910
    912                     6                                3                                      1
    916
    501
    505
    510
    512
    513
    517
    524           6                                         48
    528
    537
    539
    541
    556
    557           7                    2        9                                                 679
    560
    561                                                                                            15
    566
    568
    570
    580                                        -                                                    1
    581
            -----------------------------------------------------------------------------------------------------------------------
    subtotal $2,328    $2,353     $5,783    $607       $22,431        $0     $655             $57,959            $0             $0


-----------------------------------------------------------------------------------

            -----------------------------------------------------------------------
  Account        Miscellaneous     Power     Regional     Supply       Treasurer's
  Number                           Plant                 Service
-----------------------------------------------------------------------------------

    920            $16,453           $0         $510      $2,014          $1,214
    921              1,566            -           34          82             213
    922              1,325
    923             43,700                                     4              54
    924
    925                116                                     -              11
    926            (17,841)                                   37               -
    928                310
    930.1               -
    930.2              251                         -           -             701
    931                 38                                17,566
    935                158                                   396               4
    901                 20
    902                307                         -
    903              1,640                         1                       1,682
    905                 33
    908                110
    909                 76                                    15
    910                 54
    912                665
    916                  6
    501                384                                     -
    505
    510                139
    512                  2
    513                  -
    517                  1                                     5
    524                 16
    528                  3
    537
    539
    541                  8
    556                368
    557                448            -
    560                 21                        10
    561              5,248
    566                                           13           -
    568                110                       311
    570                  3
    580                251           21
    581
            ----------------------------------------------------------------------
    subtotal       $55,989           $0         $900     $20,119         $3,879



                                      19-A


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

 Schedule XVII - Schedule of Expense Distribution by Department or Service Function

                                 (In Thousands)

Instruction:
Indicate each  department or service  function.  (See  Instruction  01-3 General
Structure of Accounting System: Uniform System of Accounts).

-----------------------------------------------------------------------------------------------------------------------------
                                                                  DEPARTMENT OR SERVICE FUNCTION (cont. on page 19-A)
                                                       ----------------------------------------------------------------------
 Account                                                   Total      Overheads    Corporate    Controllers'     Division
  Number         Description of Items                     Amount                     Comm.                       Marketing
-----------------------------------------------------------------------------------------------------------------------------

    582    Distribution Operation - Station Expenses        $22
    583    Distribution Operation - Overhead Line            31
    584    Distribution Operation - Underground Lines        26
    585    Distribution Operation - Street Lighting           0
    586    Distribution Operation - Meter Expenses          943
    587    Distribution Operation - Installation Expenses    64
    588    Distribution Operation - Misc.                   624                       1                             1
    590    Distribution Maintenance - Supv. & Eng.        2,323
    592    Distribution Maintenance - Station Expenses       15
    593    Distribution Maintenance - Overhead Lines        785
    594    Distribution Maintenance - UG Lines                1
    596    Distribution Maintenance - Street Lighting         1
    597    Distribution Maintenance - Meters                166
    598    Distribution Maintenance - Misc                   19
    807    Purchase Gas Expense                             871
    814    Underground Storage Operation - Supv. & Eng.      62
    830    Underground Storage Expense Maintenance           62
    850    Transmission Expense - Supv. & Eng                53
    851    Trans. Exp,-System Cntrl/Load Disp.               23
    857    Transmission Expense - Regulating Stations       401
    859    Transmission Expense - Other                     216
    861    Transmission Expense Maintenance - Supv.          59
    867    Transmission Expense Maintenance - Other           0
    870    Distribution Operation - Supervision & Eng.      307                       1
    879    Distribution Operation - Installation Expense      6
    880    Distribution Operation - Other                   599                       1                            2
    885    Distribution Maintenance - Supv. & Eng.            7
    893    Distribution Maintenance - Meters                586
    403    Depreciation Expense                             636
    404    Amoritzation Expense                           1,034
    408    Taxes Other Than Income Taxes                   (988)
    418    Non-Operating Rental Income                        3
    419    Interest & Dividend Income                    (3,934)
    421    Provisions for Deferred Income Taxes            (283)                                                (283)
    426.1  Donations                                          1                       -               1
    426.3  Penalties                                          7
    426.4  Expenditures for certain civic activities      1,185                     742
    426.5  Other Deductions                               1,064                     474              35           13
    427    Interest on Long-Term Debt                         0
    431    Other Interest Expense                         5,991

                                             --------------------------------------------------------------------------------
                              TOTAL EXPENSES           $225,218         $0       $5,799          $4,125       $2,784
                                             ================================================================================


------------------------------------------------------------------------------------------------------------------------------------
                                                                           DEPARTMENT OR SERVICE FUNCTION (cont. on page 19-A)
                                                       -----------------------------------------------------------------------------
 Account                                                    Division      Engineering       Energy       Environmental    Executive
  Number         Description of Items                        Support     & Construction   Serv.- Other  Safety & Health
------------------------------------------------------------------------------------------------------------------------------------

    582    Distribution Operation - Station Expenses                                                                             $1
    583    Distribution Operation - Overhead Line                                                                                 -
    584    Distribution Operation - Underground Lines                                                                             -
    585    Distribution Operation - Street Lighting                                                                               -
    586    Distribution Operation - Meter Expenses                                                                                2
    587    Distribution Operation - Installation Expenses       6                                                                13
    588    Distribution Operation - Misc.                     344               2                                 -              10
    590    Distribution Maintenance - Supv. & Eng.            883               -                                               245
    592    Distribution Maintenance - Station Expenses                                                                           10
    593    Distribution Maintenance - Overhead Lines            5                                                                 5
    594    Distribution Maintenance - UG Lines
    596    Distribution Maintenance - Street Lighting
    597    Distribution Maintenance - Meters
    598    Distribution Maintenance - Misc                     11
    807    Purchase Gas Expense                                                               543                               130
    814    Underground Storage Operation - Supv. & Eng.                                                                          21
    830    Underground Storage Expense Maintenance                                                                               21
    850    Transmission Expense - Supv. & Eng                                                                                    17
    851    Trans. Exp,-System Cntrl/Load Disp.
    857    Transmission Expense - Regulating Stations
    859    Transmission Expense - Other
    861    Transmission Expense Maintenance - Supv.
    867    Transmission Expense Maintenance - Other
    870    Distribution Operation - Supervision & Eng.         29                                                                67
    879    Distribution Operation - Installation Expense        2                                                                 3
    880    Distribution Operation - Other                       3                              23                                 -
    885    Distribution Maintenance - Supv. & Eng.              3                                                                 2
    893    Distribution Maintenance - Meters                                                                                      3
    403    Depreciation Expense
    404    Amoritzation Expense
    408    Taxes Other Than Income Taxes
    418    Non-Operating Rental Income
    419    Interest & Dividend Income
    421    Provisions for Deferred Income Taxes
    426.1  Donations
    426.3  Penalties
    426.4  Expenditures for certain civic activities                                                                             91
    426.5  Other Deductions                                     -              24                                 3              82
    427    Interest on Long-Term Debt
    431    Other Interest Expense                                                                                             2,047

                                             ---------------------------------------------------------------------------------------
                              TOTAL EXPENSES               $7,766          $2,303          $9,097            $2,423         $10,569
                                             =======================================================================================



                                  19-B


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

 Schedule XVII - Schedule of Expense Distribution by Department or Service Function

                                 (In Thousands)


-----------------------------------------------------------------------------------------------------------------------------------

             ----------------------------------------------------------------------------------------------------------------------
  Account     Finance -      FP      General        Gas          Human        IM       Industrial     Information      Metropolitan
  Number       Other                 Counsel      Support      Resources                Relations     Technologies
-----------------------------------------------------------------------------------------------------------------------------------

    582
    583
    584
    585
    586                                                           49
    587
    588          21                     -                          -                                       1
    590                                             14                                                     1
    592
    593                                                            -
    594
    596
    597                                              6             3
    598
    807                                             16
    814                                             27
    830                                             27
    850                                             24
    851                                             23
    857                                            313
    859                                            171
    861                                            59
    867
    870                                           146
    879
    880           3                               508
    885
    893                                           455
    403
    404
    408
    418                                                            2
    419
    421
    426.1
    426.3         7
    426.4        17                   214
    426.5                              35                        131                                     111
    427
    431           1

            -----------------------------------------------------------------------------------------------------------------------
    TOTAL    $2,377       $2,353   $6,032      $2,396        $22,616          $0         $655        $58,072               $0
            =======================================================================================================================


-------------------------------------------------------------------------------------------

             ------------------------------------------------------------------------------
  Account    Nuclear       Miscellaneous     Power     Regional    Supply      Treasurer's
  Number                                     Plant                Service
-------------------------------------------------------------------------------------------

    582                         $5                       $16
    583                          7                       24
    584                          6                       20
    585                          -                        -
    586                        203                      689
    587                         15                       30
    588                         46                      163         35
    590                        499                      681
    592                          3                        2
    593                        157                      618
    594                          -                        1
    596                          -                        1
    597                         32                      125
    598                          1                        7
    807                        182
    814                         14
    830                         14
    850                         12
    851
    857                         88
    859                         45
    861
    867
    870                         64
    879                          1
    880                         51                                   8
    885                          2
    893                        128
    403                        636
    404                      1,034
    408                       (988)
    418                          1
    419                     (3,934)
    421                          -
    426.1
    426.3
    426.4                      121
    426.5                      127                                  21              8
    427
    431                      3,857                                  86

            ---------------------------------------------------------------------------
    TOTAL       $0         $58,418           $0      $3,277    $20,269         $3,887
            ===========================================================================


                                      19-C


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                 Departmental Analysis of Salaries - Account 920

                                 (In Thousands)

----------------------------------------------------------------------------------------------------------------------------------
                                                               Departmental Salary Expense
                                              -------------------------------------------------------------------
             Name of Department                                                  Included in Amounts Billed to
                                                               --------------------------------------------------   Number of
          Indicate each department                Total           Parent          Other             Non             Personnel
             or service function                  Amount          Company       Associates       Associates        End of Year
----------------------------------------------------------------------------------------------------------------------------------

Corporate Communications                           $426                            $426                                 12
Corporate Planning                                1,178                           1,178                                  0
Controllers'                                      3,670                           3,670                                 80
Division Marketing                                  217                             217                                 44
Division Support                                    931                             931                                205
Engineering & Construction                        1,269                           1,269                                130
Energy Services, Other                              186                             186                                 88
Environmental, Safety and Health                  1,435                           1,435                                 23
Executive                                         5,065                           5,065                                 76
Finance & Accounting, Other                       1,723                           1,723                                 32
Gas Support                                         167                             167                                 30
General Counsel                                   2,288                           2,288                                 38
Gas Supply                                                                            -                                  8
Human Resource                                    2,879                           2,879                                 91
Industrial Relations                                493                             493                                  8
IM                                                                                    -                                  0
Information Technology                           11,583                          11,583                                286
Metropolitan                                                                          -                                  0
Nuclear                                                                               -                                  0
Other Departments                                16,453                          16,453                                  0
Power Plant                                                                           -                                  0
Regional                                            510                             510                                  0
Supply Service                                    2,014                           2,014                                112
Treasurer's                                       1,214                           1,214                                 73


                                             ------------------------------------------------------------------------------
                                                $53,701              $0         $53,701                $0            1,336
                                             ==============================================================================



                                 20 of 28 pages

                                ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                  For the Year Ended December 31, 1999

                                Outside Services Employed - Account 923

                                             (In Thousands)

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

-------------------------------------------------------------------------------
                                                       Relationship
                                                     "A" - Associate
                                                         "NA" - Non
        From Whom Purchased          Address            Associate        Amount
-------------------------------------------------------------------------------

OUTSIDE SERVICE

AmerenEnergy                                                A            $6,141
Andersen Consulting                                         NA              814
Aon Risk Services                                           NA              350
Bradford & Galt                                             NA               86
Buffalo Grove F P C                                         NA               41
Buck Consultants                                            NA               29
CSC Planmetrics                                             NA               70
Deloitte & Touche LLP                                       NA               72
Dreyfus Service Corp                                        NA               33
Hewitt Associates                                           NA              368
Information Intellec                                        NA               25
Linde Group Temporary                                       NA               68
McDermott Will & Emery                                      NA              129
Merrill Lynch                                               NA               37
Metzler & Associates                                        NA              558
Navigant Consulting                                         NA              183
Personal Performance                                        NA              221
Pierce Leahy Corp                                           NA               35
PricewaterhouseCoopers LLP                                  NA              686
Rubin Brown Gornstein                                       NA              102
The Weiss Group                                             NA              133
Towers Perrin                                               NA              460
WEFA Incorporated                                           NA               47
Other (113)                                                 NA              510
                                                                         ------
                                                Total                    11,198
                                                                         ------
OUTSIDE SERVICE - Legal

Armstrong Teasdale                                          NA              138
Milbank Tweed Hadley                                        NA               39
Senniger Powers                                             NA               66
Other (14)                                                  NA              628
                                                                         ------
                                                Total                       871
                                                                         ------

OUTSIDE SERVICE - (affiliate provided)

Other (12)                                                  NA           35,118

                                                                         ------
                                                Total                    35,118
                                                                         ------


                                 21 of 28 pages

                                ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                  For the Year Ended December 31, 1999

                          Outside Services Employed - Account 923 (continued)

                                             (In Thousands)

--------------------------------------------------------------------------------
                                                       Relationship
                                                     "A" - Associate
                                                       "NA" - Non
        From Whom Purchased                             Associate        Amount
--------------------------------------------------------------------------------
OUTSIDE SERVICE - Software

Advance Resources                                           NA              182
Aerotek                                                     NA               27
Alternative Resource                                        NA               97
And Technologies                                            NA               95
Andersen Consulting                                         NA           27,733
Auditforce Inc.                                             NA               84
Buffalo Grove F P C                                         NA              545
Cardinal Systems Group Inc.                                 NA               84
Computer Enterprises                                        NA              144
Computrain                                                  NA              130
Cook Systems International                                  NA              290
Diversified Consulting                                      NA              111
Diversified Services                                        NA              246
Docucorp International                                      NA              161
EDS Corporation                                             NA              360
ESG Technologies                                            NA               97
Enterprise Systems                                          NA               87
Ernst & Young LLP                                           NA              288
Four Star Associates                                        NA              474
Guaranteed Computers                                        NA              175
Guffey and Associates                                       NA              157
Harbinger                                                   NA               37
Hewlett-Packard                                             NA               83
Intecon                                                     NA              726
Interim Services, Inc.                                      NA              235
John Albrecht                                               NA              101
JT Roberts                                                  NA              104
Joseph H Stampfl                                            NA              120
Kendall Placement                                           NA               33
Kevin Roundcount                                            NA              122
Levi Ray & Shoup                                            NA              730
MSF & W                                                     NA               39
McDonnell Douglas Technical Svcs                            NA              146
Maryville Data Systems                                      NA              158
META Group                                                  NA               81
MidAtlantic Consulting                                      NA              320
Neteffects, Inc.                                            NA               90
Norstan Consulting                                          NA              153
Numbers Only, Inc.                                          NA               56
Open Technology Inc.                                        NA               31
                                                                         ------
subtotal                                                                 34,932



                                      21-A

                        ANNUAL REPORT OF AMEREN SERVICES COMPANY

                          For the Year Ended December 31, 1999

                   Outside Services Employed - Account 923 (continued)

                                     (In Thousands)

--------------------------------------------------------------------------------
                                                         Relationship
                                                       "A" - Associate
                                                        "NA" - Non
        From Whom Purchased                              Associate       Amount
--------------------------------------------------------------------------------
OUTSIDE SERVICE - Software (cont.)

Polarsoft Ltd.                                              NA              164
Quantec, Inc.                                               NA              188
RHI Consulting                                              NA              100
Robert L. Bevan                                             NA               26
Ron Cook & Assoc                                            NA              108
Rose International                                          NA              648
Severn Trent Systems                                        NA               47
Software Architects                                         NA            1,287
Software Development                                        NA               63
Solution Consultants                                        NA            1,120
Structure Consulting                                        NA              277
Technology Partners                                         NA              414
Teksystems                                                  NA              143
Total Integration                                           NA              186
Verio                                                       NA               27
4-Serv                                                      NA              437
Transfer to Plant                                           NA           (6,038)
Other (49)                                                  NA              433
                                                                         ------

                                                Total                    34,562


                                                                        -------
                                                               TOTAL    $81,749
                                                                        =======




                                      21-B

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                  Employee Pensions and Benefits - Account 926

                                 (In Thousands)

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

--------------------------------------------------------------------------
                        Description                               Amount
--------------------------------------------------------------------------

Employee Meetings/Functions/Awards                                    400
Savings Investment Plan                                             1,836
Post Retirement Benefits Other than Pension                          4287
Group Life Insurance                                                   64
Employee Retirement and Insurance Expenses                           1069
Medical Insurance                                                    6298
Accidental Death & Dismemberment Insurance                             36
Dental Insurance                                                      312
Pension Plans                                                       2,975
Transfer to Construction from Acct. 926                           (17,873)
                                                               ------------

                                                       TOTAL        ($596)
                                                               ============


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                  General Advertising Expenses - Account 930.1

                                 (In Thousands)

Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------
             Description                     Name of Payee Amount     Amount
--------------------------------------------------------------------------------

Advertising in Newspapers, periodicals,     Telephone Directory         $16
          billboards, radio, etc.           Kiel Center Partners         42
                                            Monumental Finishers          6
                                            St. Louis Blues              12
                                            Others                       11
                                                                     ----------


                                                         Total          $87
                                                                     ==========


                                 22 of 28 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                 Miscellaneous General Expenses - Account 930.2

                                 (In Thousands)

Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

--------------------------------------------------------------------------------
      Description                                                  Amount
--------------------------------------------------------------------------------

Labor                                                              $973
Investor Relations                                                  167
Public Relations                                                    937
Stockholder Related Expenses                                        634
Board of Director Expenses                                          633
Trade Membership                                                    998
Power Reliability Program                                            92
Other Miscellaneous Expenses                                        139


                                                                 ------
                                            TOTAL                $4,573
                                                                 ======


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                               Rents - Account 931

                                 (In Thousands)

Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

--------------------------------------------------------------------------------
    Type of Property                                              Amount
--------------------------------------------------------------------------------

General office                                                   $19,944
Computer equipment                                                   380
Other                                                                (21)




                                                                 -------
                                              TOTAL              $20,303
                                                                 =======



                                 23 of 28 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                   Taxes Other Than Income Taxes - Account 408

                                 (In Thousands)

Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

--------------------------------------------------------------------------------
              Kind of Tax                                            Amount
--------------------------------------------------------------------------------

Taxes' Other Than U.S. Government Taxes

Corporate Franchise/Miscellaneous Taxes                                 $20
Ad Valorem Taxes                                                        163
                                                                   ---------

    Subtotal - Taxes Other Than U.S. Government Taxes                   183

U.S. Government Taxes

Payroll Taxes                                                       ($1,171)
                                                                   ---------

    Subtotal - U.S. Government Taxes                                 (1,171)
                                                                   ---------


                                                                   ---------
                                                             TOTAL    ($988)
                                                                   =========


                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                            Donations - Account 426.1

                                 (In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

--------------------------------------------------------------------------------
          Name of Recipient         Purpose of Donation                 Amount
--------------------------------------------------------------------------------


          Others                                                          $1




                                                                      ----------
                                                          TOTAL           $1
                                                                      ==========




                                 24 of 28 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                        Other Deductions - Account 426.5

                                 (In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

--------------------------------------------------------------------------------
      Description                                          Amount
--------------------------------------------------------------------------------

Other deductions                                            $813
Miscellaneous                                                187
Appliance Warranty Program                                    43
Bill Payment Insurance                                        17
Turn Key Leasing Program                                       4

                                                          -------
                                                  TOTAL   $1,064
                                                          +======




                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1999

                  Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 14-B thru 14-H



                                 25 of 28 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                        FOR YEAR ENDED DECEMBER 31, 1999

                     Schedule XIX - Financial Data Schedule

                             (Thousands of Dollars)


NET SERVICE COMPANY PROPERTY                                        67,595
TOTAL INVESTMENTS                                                    3,304
TOTAL CURRENT ASSETS                                               204,929
TOTAL DEFERRED DEBITS                                                  (96)
OTHER ASSETS AND DEBITS                                                  0
TOTAL ASSETS AND DEBITS                                            275,732
TOTAL PROPRIETARY CAPITAL                                           16,232
TOTAL LONG TERM DEBT                                                     0
NOTES PAYABLE                                                            0
NOTES PAYABLE ASSOCIATE COMPANIES                                  188,606
OTHER CURRENT AND ACCRUED LIABILITIES                               55,650
TOTAL DEFERRED CREDITS                                              15,244
DEFERRED INCOME TAX                                                      0
TOTAL LIABILITY AND PROPRIETARY CAPITAL                            275,732
SERVICES ASSOCIATE COMPANIES                                       225,324
SERVICES NON-ASSOCIATE COMPANIES                                         0
MISCELLANEOUS INCOME OR LOSS                                          (106)
TOTAL INCOME                                                       225,218
SALARIES AND WAGES                                                  53,701
EMPLOYEE PENSIONS AND BENEFITS                                        (596)
OTHER EXPENSES                                                     172,113
TOTAL EXPENSES                                                     225,218
NET INCOME                                                               0
TOTAL EXPENSES DIRECT COST                                         186,174
TOTAL EXPENSES INDIRECT COST                                        39,044
TOTAL EXPENSES DIRECT AND INDIRECT                                 225,218
PERSONNEL END OF YEAR                                                1,336

                                 26 of 28 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                               Organization Chart

                         See pages 27-A through 27-C




                              Methods of Allocation

                                 See page 27-D



           Annual Statement of Compensation for Use of Capital Billed

                                    - None -


                                 27 of 28 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1999
                               Organization Chart

Organization

President

       Customer Services - Senior Vice President
            Division Support - Vice President
                   ARES Business Center
                   Customer Relations
                   Distribution Engineering
                   Distribution Operating
                   Personnel Development & Administration
                   Substations & Transmission
                   System Relay Service

            Gas Operations Support - Vice President
                   Gas Technical Support
                   Gas Transportation
                   Metering
                   Training
                   Gas Control

       Senior Vice President
            Corporate Communications & Public Policy - Vice President
                   Advertisting & Community Relations
                   Media & Employee Communications
                   Economic Development
                   Government Relations

            Energy Supply - Vice President
                   Operations Analysis
                   System Operations
                   EMS Support

            Information Technology - Vice President
                   Data Operations
                   Planning & Support
                   Telecommunications
                   Development

            Environmental Safety & Health - Manager
                   Air Quality
                   Water Quality
                   Waste Management
                   Safety & Health

            Gas Supply - Manager
                   Gas Supply


                                      27-A

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1999
                               Organization Chart


       Senior Vice President (cont.)
            Fossil Fuel - Manager
                   Transportation
                   Coal Planning & Procurement Director
                   Asset Management
                   Business Development

       Finance & Corporate Services - Senior Vice President
            Engineering & Construction - Vice President
                   Power Plant Design
                   Electrical Engineering & Transmission Planning
                   Construction Services
                   Research & Development

            General Counsel & Secretary - Vice President
                   Claims
                   Security

            Vice President & Controller
                   Performace Management
                   Accounting
                   Budget
                   Financial Communications
                   Systems/Special Projects

            Treasurer
                   Banking
                   Financial Planning & Investments
                   Investor Services
                   Risk Management
                   Treasury Technology Services

            Tax - Vice President
                   Income Tax Complaince
                   Excise Taxes
                   Ad Valorem Taxes

            Internal Audit - Manager
                   Internal Audit

            Human Resources - Vice President
                   Compensation and Personnel Administration
                   Employee Benefits
                   Staffing & HR Planning
                   Organizational Development
                   Communication & Training Services

            Industrial Relations - Vice President

                                      27-B

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1999
                               Organization Chart


       Senior Vice President
            Supply Services - Vice President
                   Building Service
                   Purchasing
                   Real Estate
                   Stores

            Corporate Planning - Vice President
                   Rate Engineering
                   Corporate Analysis
                   Business Analysis

            Marketing & Sales - General Manager
                   Pricing
                   Sales & Service
                   Marketing
                   Illinois Sales
                   Meter Services



                                      27-C

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                              Methods of Allocation


Composite - Energy Sales, Customers and Employees
     Based on three components of equal weighting: energy sales, average customers and number of employees.

Customers
     Based on a year-end count of electric and gas customers.

Sales
     Based on the year-end energy sales.

Employees
     Based on the number of full time employees monthly.

Labor
     Based on yearly Operation & Maintenance labor costs.

Revenue
     Based on total revenue earned by operating company.

Total Capitalization
     Based on total operating company capitalization value at year-end.

Total Assets
     Based on total operating company assets at year-end.

Construction Expenditures

     Based on yearly construction expenditures by each operating company.

Peak Load

     Based on Peak Load at each operating center. Each operating power plant peak generation provides electric ratio. Gas ratio is derived from system peak at a transporation intake point for Ameren's system.

Generating Capacity
     Based on nameplate generating capacity at each power plant.

Gas Throughput
     Based on total gas usage including transportation customers at each Ameren operating gas system.

CPU Cycles
     Based on CPU units processed by computer monthly for each separate computer system.

Current Tax Expense
     Based on yearly tax expenses for each operating company.

Vehicle Ratio
     Based on number of vehicles assigned to each operating company.


                                      27-D

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                               Ameren Services Company
                                           -------------------------------
                                             (Name of Reporting Company)


                                    By:         /S/ Warner l. Baxter
                                          ----------------------------------
                                           (Signature of Signing Officer)


                                            Warner L. Baxter, Controller
                                        ------------------------------------
                                     (Printed Name and Title of Signing Officer)

Date:     April 28 , 2000
      -----------------------



                                 28 of 28 pages